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                        Rule 424(b)(2)
                        Registration No. 333-60474

PRICING SUPPLEMENT NO. 111 dated February 18, 2004
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:	52517PVV0
ISIN:	US52517PVV02
Specified Currency:	US Dollars
Principal Amount:	US$750,000,000
	Total	Per Note
Issue Price:	US$747,315,000.00	99.642%
Agents' Commission:	US$ 3,375,000.00	0.450%

Proceeds to Lehman Brothers Holdings:	US$743,940,000.00	99.192%
Agents:
Lehman Brothers
ABN AMRO Incorporated
Banc of America Securities LLC
Citigroup
Credit Lyonnais Securities
HSBC
JPMorgan
Santander Central Hispano Investment Securities Inc.
SunTrust Robinson Humphrey
The Royal Bank of Scotland
	The Williams Capital Group, L.P.
Agent's Capacity:	☐ As agent ☒ As principal
☐
The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

☒
The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

Trade Date:	February 18, 2004
Original Issue Date:	February 25, 2004
Stated Maturity Date:	March 13, 2014
Amortizing Note:	☐ Yes ☒ No
Amortization Schedule:	Not Applicable
Fixed Rate Note	Interest Rate per Annum: 4.800%
Interest Payment Dates:	Each March 13 and September 13, commencing on September 13, 2004
"Accrue to Pay":	☐ Yes ☒ No
Optional Redemption:	The Note may not be redeemed prior to Stated Maturity at the option of Lehman Brothers Holdings.
Optional Repayment:	The holder of the Note may not elect repayment of the Note by Lehman Brothers Holdings prior to Stated Maturity.
Extension of Maturity:	Lehman Brothers Holdings may not extend the Stated Maturity Date of the Note.
Form of Note:	☒ Book-entry only (global) ☐ Certificated
Depository:	The Depository Trust Company
Authorized Denominations:	$1,000 or any larger whole multiple
Issuer Rating:	Long-term senior unsecured debt of Lehman Brothers Holdings is currently rated A by Standard & Poor's, A1 by Moody's Investors Service and A+ by Fitch Ratings.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences—Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences—Debt Securities—Information Reporting and Backup Withholding—United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

        In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences—Debt Securities—Consequences to Non-United States Holders—United States Federal Estate Tax" and "United States Federal Income Tax Consequences—Debt Securities—Information Reporting and Backup Withholding—Non-United States Holders."

Consequences to Non-United States Holders

  United States Federal Estate Tax

        Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

  •
  any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences—Debt Securities—Consequences to Non-United States Holders—United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and

  •
  interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Information Reporting and Backup Withholding

  Non-United States Holders

        If you are a non-United States holder of debt securities, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences—Debt Securities—Consequences to Non-United States Holders—United States Federal Withholding Tax."

        In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

        Subject to the terms of a Purchase Agreement, dated as of February 18, 2003, between Lehman Brothers Holdings and Lehman Brothers Inc. and the other agents set forth below (collectively, the "Agents"), Lehman Brothers Holdings has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amounts of Notes set forth opposite their names below:

Agents	Principal Amount of the Notes
Lehman Brothers Inc.	$675,000,000
ABN AMRO Incorporated	7,500,000
Banc of America Securities LLC	7,500,000
Citigroup Global Markets Inc.	7,500,000
Credit Lyonnais Securities (USA) Inc.	7,500,000
HSBC Securities (USA) Inc.	7,500,000
J.P. Morgan Securities Inc.	7,500,000
Santander Central Hispano Investment Securities Inc.	7,500,000
SunTrust Capital Markets, Inc.	7,500,000
The Royal Bank of Scotland plc	7,500,000
The Williams Capital Group, L.P.	7,500,000

Total	$750,000,000

        Under the terms and conditions of the Purchase Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken. The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price less a concession not in excess of 0.250% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

        The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

        Each of the Agents has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

        Each Agent has severally represented and agreed that:

  •
  it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;

  •
  it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and

  •
  it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

        Each Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

        Lehman Brothers Holdings has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, as described in the Prospectus.

        Certain of the Agents of the Notes are affiliated with commercial banking institutions that may from time to time in the ordinary course of their business loan money to and have other customary banking relationships with Lehman Brothers Holdings and its affiliates.

        Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the Notes.

        Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between such Agents and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system. Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        Citigroup Global Markets Inc., one of the Agents in this offering, is an affiliate of Citibank, N.A., the trustee under the senior indenture under which the Notes are being issued.

        Certain of the Agents are not U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

        Lehman Brothers Holdings expects to deliver the Notes against payment on or about the date specified under Original Issue Date above, which is the fifth business day following the date of this pricing supplement. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the date of this pricing supplement or the date thereafter, it will be required, by virtue of the fact that the Notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

        Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and accompanying Prospectus.

Lehman Brothers Holdings Inc.

By:	/s/ PAOLO TONUCCI
Name:	Paolo Tonucci
Title:	Authorized Officer

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LEHMAN BROTHERS HOLDINGS INC. Medium-Term Notes, Series G Due Nine Months or More From the Date of Issue
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING